 Filed Pursuant to Rule 253(g)(2)
File No. 024-10563

HC GOVERNMENT REALTY TRUST, INC.

SUPPLEMENT NO. 4 DATED JUNE 2, 2017
TO THE OFFERING CIRCULAR DATED NOVEMBER 7, 2016

This document supplements, and should be read in conjunction with, the offering circular of HC Government Realty Trust, Inc. (“we,” “our” or “us”), dated November 7, 2016 and filed by us with the Securities and Exchange Commission, or the Commission, on November 8, 2016, as supplemented, or the Offering Circular. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular. If any statement in this supplement contradicts or conflicts with the Offering Circular, then this supplement shall control.

The purpose of this supplement is to disclose (i) the initial closing of the Offering, as defined below; and (ii) the closing of the transactions contemplated by the Contribution Agreement, as amended, or the Contribution.

Initial Closing of our Offering

On November 7, 2016, the Commission qualified our public offering pursuant to Regulation A of a minimum of $3,000,000 and a maximum of $30,000,000 in common stock, or the Offering. On May 18, 2017, we held our initial closing of the Offering after exceeding the required $3,000,000 of common share subscriptions from unaffiliated persons to break escrow. On May 31, 2017, we held our second closing of the Offering. As of May 31, 2017, we have raised gross proceeds of approximately $3,694,130 and issued 369,722 shares of common stock.

We intend to hold additional closings on at least a monthly basis, in our sole discretion. The final closing will occur whenever the Offering has reached the maximum offering amount or November 7, 2018, whichever occurs first. With the exclusion of the initial closing and a final closing resulting from achievement of the maximum offering amount, the timing of any additional closings will not be dependent on the amount of common share subscriptions.

In connection and contemporaneously with the initial closing of the Offering, (i) we entered into a Registration Rights Agreement; whereby, we granted our Manager registration and qualification rights covering the resale of the shares of common stock into which its OP Units issued pursuant to the Management Agreement or converted from LTIP Units issued pursuant to the Management Agreement, may be redeemed, subject to conditions set forth in the Limited Partnership Agreement of our Operating Partnership; and (ii) Robert R. Kaplan, Jr. resigned from our board of directors and we appointed Mr. Scott Musil, Mr. William Fields, Mr. Leo Kiely and Mr. John O’Reilly as independent directors to constitute our board of directors with a majority of independent directors.

Closing of our Contribution

Our Operating Partnership and Holmwood entered into the Contribution Agreement on March 31, 2016, whereby Holmwood agreed to contribute the limited liability company interests it held in each of its wholly-owned subsidiaries owning the Contribution Properties, or the LLC Interests. A condition of the Contribution was the receipt of the consent to the transfer of the LLC Interests from each of the lenders secured by the Contribution Properties. As of May 26, 2017, the date set for the Contribution, we had received the consent of the lenders secured by the Silt Property, the Ft. Smith Property, the Johnson City Property and the Cape Canaveral Property; however, we had not yet received the consent from [LNR], or LNR, special servicer on the Starwood Loan, which is secured by the Port Saint Lucie Property, the Lorain Property and the Jonesboro Property, or the Affected Properties.

While our management, and that of Holmwood continues to negotiate with LNR to provide such consent, our management determined it to be in our best interests to use an alternate method in the interim that is intended to allow our company to enjoy the financial benefits of the Affected Properties intended by the Contribution Agreement, while remaining in compliance with the Starwood Loan covenants. On May 26, 2017, our Operating Partnership and Holmwood entered into the Second Amendment to Contribution Agreement, or the Second Amendment. Pursuant to the Second Amendment, at the closing of the Contribution, Holmwood retained the LLC Interests owning the Affected Properties as its sole and exclusive property; however, Holmwood assigned all of its right, title and interest in and to any and all profits, losses and distributed cash flows, if any, from each wholly-owned subsidiary owning the Affected Properties, as well as all of the other benefits and burdens of ownership solely for federal income tax purposes, or the Profits Interests, to our Operating Partnership. Upon (i) the receipt of consent to the Contribution from LNR, (ii) the sale of the Affected Properties, subject to certain consents, or (iii) the payment of defeasance of all loans, secured by existing mortgage liens on the Affected Properties, the LLC Interests associated with such Affected Properties shall be deemed to have been contributed and transferred to our Operating Partnership on such date. Our management believes the assignment of the Profits Interests was made in compliance with the Starwood Loan covenants; however, it is possible that LNR could take an opposing position, which could lead to LNR declaring a default on the Starwood Loan, resulting in litigation costs and, if LNR prevailed in litigation, the potential voidance of the assignment of the Profits Interests or a foreclosure on the Affected Properties.

On May 26, 2017, Holmwood contributed the LLC Interests of its subsidiaries that do not own the Affected Properties and the Profits Interests to our Operating Partnership in exchange for (i) the issuance of units of limited partnership interest, or OP Units, in our Operating Partnership to Holmwood equal to the agreed value of Holmwood’s equity in the Contribution Properties as of the closing of the contribution, divided by $10.00; (ii) the assumption of all of the indebtedness secured by the Contribution Properties, with the exception of the indebtedness secured by the Affected Properties; and (iii) the assumption of Holmwood's corporate credit line secured by the LLC interests. As of May 26, 2017, the agreed value of Holmwood’s equity in the Contribution Properties was $10,784,161, resulting in 1,078,416 OP Units being issued to Holmwood. In connection with the Contribution, we: (i) paid off Holmwood’s corporate credit line in the payoff amount of $400,800.05, and (ii) paid off the Holmwood Loan in the payoff amount of $704,128.55.

On May 26, 2017, pursuant to the Contribution Agreement, (i) we entered into a Registration Rights Agreement; whereby, we granted Holmwood registration and qualification rights covering the resale of the shares of common stock into which its OP Units issued in the Contribution may be redeemed, subject to conditions set forth in the Limited Partnership Agreement of our Operating Partnership; and (ii) our Operating Partnership entered into a Tax Protection Agreement; whereby, our Operating Partnership agreed to make certain undertakings in connection with the Contribution.

As of the closing of our Contribution, we wholly own eight (8) properties and hold the Profit Interests in three (3) additional properties, all of them leased in their entirety by the United States of America through the U.S General Services Administration.

Solely as a result of the closings of our Offering and the Contribution, we have caused our Operating Partnership to issue Grants to our Manager totaling 64,875 LTIP Units.

The foregoing descriptions of the Contribution Agreement and the Second Amendment are a summary and are qualified in their entirety by the terms of the Contribution Agreement and the Second Amendment, copies of which are filed as (i) Exhibit No. 6.4 to our Offering Statement on Form 1-A, dated June 15, 2016, and (ii) Exhibit No. 6.1 to our Current Report on Form 1-U, dated June 2, 2017, and incorporated by reference into this Item 1.